SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT OF THE NINE HUNDRED AND THIRTY-SIXTH MEETING OF THE
BOARD OF DIRECTORS

On March 4, 2021, at 9:00 a.m., upon the call of the Chairman of the Board of Directors, Mario Engler Pinto Junior, on an extraordinary basis, pursuant to the provisions of the caput and paragraph six of article 13 of the Company's Bylaws, via electronic platform, the members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (“Company”), located in the City of São Paulo, State of São Paulo, Rua Costa Carvalho, nº 300, bairro Pinheiros, the designated persons, resolved on the sole item on the agenda, namely: “Approval of the Institutional Policy for Disclosure of Relevant Acts and Facts and Trading of Securities Issued by Sabesp - PI0022-v. 4”. The matter was instructed with the Board Resolution 0039/2021, of 02/10/2021, the Internal Communication PI 004/2021 of 02/04/2021, the Informative Note to the Board of Directors, the draft of the Institutional Policy PI0022-v.4 and respective attachments, documents filed in the electronic folder of the meeting. Pursuant to items (a) and (b) of item VII of Article 14 of the Bylaws, the Institutional Policy for Disclosure of Relevant Acts and Facts and Trading of Securities Issued by Sabesp - PI0022-v.4 was unanimously approved, with recommendations from Board Member Walter Albertoni and effective as of 03/09/2021.

(...)

Minutes signed by the following members of the Board of Directors: Mario Engler Pinto Junior, Benedito Pinto Ferreira Braga Junior, Claudia Polto da Cunha, Eduardo de Freitas Teixeira, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Luís Eduardo Alves de Assis, Reinaldo Guerreiro, Walter Luís Bernardes Albertoni and Wilson Newton de Mello Neto.

This is a free English translation of an excerpt from the original minutes drawn up in the Book of Minutes of the Board of Directors’ Meetings.

São Paulo, March 9, 2021.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 15, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.